Franklin Templeton Investments

One Franklin Parkway

San Mateo, CA 94403-1906

September 4, 2013

Filed Via EDGAR (CIK #0001124459)

Ms. Karen Rossotto, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Subject:            Franklin Global Trust (the “Registrant”)

(File Nos. 333-46996, 811-10157)

Dear Ms. Rossotto:

On behalf of the above-referenced Registrant, submitted herewith under the EDGAR system below are the Registrant’s responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that you provided via telephone to Kristin H. Ives, Esq. on August 6, 2013 with regard to Amendment No. 31 to the Registrant’s Registration Statement on Form N-1A (the “Amendment”), filed with the Commission on June 21, 2013 under the Securities Act of 1933 and the Investment Company Act of 1940 (the “1940 Act”) in order to register a new series of shares of the Registrant, the Franklin Global Listed Infrastructure Fund (the “Fund”).  Each comment from the Staff is summarized below, followed by the Registrant’s response to the comment.  Terms not defined herein shall have the meaning set forth for that term in the Amendment.

PROSPECTUS COMMENTS:

1.         Comment:  Please include the 1.00% contingent deferred sales charge (“CDSC”) for Class A shares in the fees and expenses table.

Response:  Registrant respectfully disagrees with the requested change.  First, this disclosure, which does not include the 1.00% CDSC for Class A shares in the fees and expenses table, had been previously reviewed by, commented on and agreed to by the Staff for all Franklin Templeton open-end funds offering Class A shares in connection with the compliance with the summary prospectus requirement.  Second, the Fund believes that it would be misleading to shareholders to display both the front-end sales charge and CDSC for Class A shares in the fee table, because no shareholder would be charged both a front-end sales charge and  a CDSC of 1.00%.  The Fund believes that the fee table appropriately reflects the maximum shareholder fees that could be experienced by a Class A shareholder and that addressing the 1.00% CDSC—which only applies to Class A shareholders that invest $1 million or more (i.e., pay no front-end sales charge) and sell such shares within 18 months of the purchase date—in the waiver of sales charge section of the prospectus is appropriate.  Registrant notes that the imposition of the 1.00% CDSC is uncommon compared to the imposition of a front-end sales charge.  In addition, consistent with Form N-1A, if both the front-end sales charge and the CDSC for Class A shares were shown in the fees and expenses table, they would also need to be included in the Example, which would result in further misleading information in the Example.

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2.         Comment:  If there will be an opportunity for Management to recoup any fees waived under the fee waiver, please disclose the terms of the recoupment in footnote 1 to the Fee Table.

            Response:  Management does not recoup fees waived under the fee waiver.

3.         Comment:  In the first paragraph under “Principal Investment Strategies,” in accordance with rule 35d-1 under the 1940 Act, immediately following “at least 80% of its net assets,” please insert “(plus any borrowings for investment purposes).”

Response:  The following language is currently set forth in the Fund’s Statement of Additional Information (“SAI”) under “Non-Fundamental Investment Policies”: “[n]et assets for purposes of this 80% policy include the amount of any borrowings for investment purposes.”  Because this Fund does not engage in borrowing for investment purposes, we do not believe that prospectus disclosure of the impact of borrowings on the 80% policy is needed or appropriate at this time.

4.         Comment:  In the second paragraph under “Principal Investment Policies and Practices,” it states that “[u]nder normal market conditions, the Fund expects to invest at least 40% of its net assets in foreign securities.  In addition, the Fund’s assets are invested in issuers located in at least three countries (including the U.S.).”  Because “global” is in the Fund’s name, please expand on this definition to explain that “located” means tied economically to foreign markets.  Also, add the disclosure regarding investing 40% of the Fund’s net assets in foreign securities to the Fund summary.

Response:  The disclosure has been added to the Fund summary and amended in the “Fund Details” section.

5.         Comment:  The Division of Investment Management has made a number of observations about derivative-related disclosure by investment companies by means of a letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010 (“SEC Derivatives Letter”).  Because the Fund invests principally in derivatives, please review the observations in the SEC Derivatives Letter and revise your disclosure concerning the use and risks of derivatives, as appropriate.

            Response:   We have reviewed derivatives related disclosure in the prospectus and believe that it provides specific uses and risks regarding derivatives in which the Fund will invest and is consistent with applicable standards.

6.         Comment:  Ensure that the Fund’s concentration policy is uniformly described throughout the registration statement.

Response:  We have clarified the Fund’s concentration policy to address your comment.

7.         Comment:  Include risk disclosure for convertible securities and master limited partnerships because they are listed as principal investment strategies.

Response:  Investing in convertible securities will not be a principal investment strategy and the relevant disclosure has been removed from the “Principal Investment Strategies” section.  Because the Fund will be limited to investing no more than 15% of its net assets in master limited partnerships, we believe it is appropriate to disclose the Fund’s investment in master limited partnerships in the “Fund Details” section and not in the Fund summary.

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8.         Comment:  In the fifth paragraph under “Principal Investment Policies and Practices,” it states that “[t]he Fund may invest in convertible securities without regard to the ratings assigned by the rating services.”  If the Fund will make investments in convertible securities rated below investment grade, please disclose.

Response:  As noted above, investing in convertible securities will not be a principal investment strategy of the Fund.  In addition, the Fund will not make investments in convertible securities rated below investment grade.  The disclosure regarding convertible securities has been removed from the “Principal Investment Policies and Practices” section.

9.         Comment:  In the fifth paragraph under “Principal Investment Policies and Practices,” it states that “[o]ther Fund investments may include depositary receipts and investment companies, including exchange-traded funds.”  If any of these investments are principal, please add to the Fund summary.

Response:  Disclosure regarding investments in depositary receipts has been added to the Fund summary.  Because the Fund will be limited to investing no more than 10% of its net assets in investment companies, we believe it is appropriate to disclose the Fund’s investment in investment companies in the “Fund Details” section and not in the Fund summary.

10.       Comment:  Under “Purchase and Sale of Fund Shares,” please describe whether the $1,000 minimum initial investment is different among the Fund’s share classes.

Response:  The minimum initial investment for Classes A, C and R is $1,000.  Class R6 and Advisor Class, however, are only available to “Qualified Investors” and the minimum initial investment will vary depending on the type of Qualified Investor, as described in the prospectus under “Your Account.”  The disclosure under “Purchase and Sale of Fund Shares” has been revised accordingly.

11.       Comment:  Under “Purchase and Sale of Fund Shares,” please add any investment minimum for subsequent purchases.

Response:  There are no investment minimums for subsequent purchases; therefore, no additional disclosure has been added.

12.       Comment:  The last paragraph in the “Fund Details” section provides that “[a] description of the Fund’s policies and procedures regarding the release of portfolio holdings information is also available in the Fund’s SAI.”  Pursuant to Item 9(d) of Form N-1A, if such information can also be viewed on the Fund’s website, please disclose.

Response:  The Fund’s policies and procedures regarding the release of portfolio holdings information are not available on the Fund’s website.

13.       Comment:  The last paragraph under “Management” provides that “[a] discussion regarding the basis for the board of trustees approving the investment management contract of the Fund will be available in the Fund’s initial annual or semi-annual report to shareholders.”  Please provide the specific period for which the information will be available instead of stating the “initial annual or semi-annual report.”

Response:  We respectfully decline this comment.  On March 6, 2013, you conveyed a comment to Ms. Kimberly Novotny, Senior Corporate Counsel at Franklin Templeton Investments, with regard to Amendment No. 41 to Templeton Income Trust’s registration statement on Form N-1A, filed to register a new series of shares of the registrant (the Templeton Emerging Markets Bond Fund), to “state that a discussion regarding the basis for the board of trustees approving the investment management contract of the Fund will be available in the Fund’s initial report to shareholders.”  This language was agreed to because a new fund may not immediately commence operations upon going effective with the SEC; therefore, it is uncertain at the time of filing what specific report will be the fund’s initial report to shareholders.  In response to this comment and for the foregoing reason, we have incorporated this language across all new funds in Franklin Templeton Investments.

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SAI COMMENTS:

1.         Comment:  After the discussion of the Fund’s fundamental investment policies, add a cross-reference to the “Borrowing” section under “Glossary of Investments, Techniques, Strategies and Their Risks,” which describes what is permitted under the Investment Company Act of 1940 for borrowing and senior securities.

Response:  The requested disclosure is already provided in the paragraph immediately preceding the discussion of the Fund’s fundamental investment policies.

2.         Comment:  The Fund has a concentration policy to “invest more than 25% of its net assets in the securities issued by companies operating in the infrastructure industry.”  The current disclosure provides that such companies include “any company that derives at least 50% of its revenue or profits from the ownership, management, construction, use or financing of infrastructure assets.”  Please clarify use of the phrase “infrastructure assets.”

Response:  The requested disclosure is already provided in the fourth paragraph under “Non-Fundamental Investment Policies.”

3.         Comment:  Under “Borrowing,” it states that the Fund is required maintain continuous asset coverage of at least 300% with respect to borrowings from banks and to reduce the amount of its borrowings “(within three days)” to restore such coverage if it declines.  Please revise this disclosure to add “excluding Sundays and holidays.”

Response:  The requested disclosure has been added.

4.         Comment:  Under “Foreign securities – Developing markets or emerging markets,” please add a definition explaining how the Fund defines “developing” and “emerging” markets.

Response:  The following has been added under “Foreign securities – Developing markets or emerging markets”: “The developing or emerging market countries in which the Fund may invest include those countries considered to be developing or emerging by the International Monetary Fund, the World Bank, the United Nations, or the countries’ authorities, or countries with a stock market capitalization of less than 3% of the MSCI World Index.”

5.         Comment:  In the section entitled “Policies and Procedures Regarding the Release of Portfolio Holdings,” please describe how you address conflicts between the adviser (and its affiliates) and Fund shareholders regarding portfolio holdings.

Response:  The Registrant believes that the policies summarized in the section of the SAI titled “Disclosure of Portfolio Holdings – Policies and Procedures Regarding the Release of Portfolio Holdings” adequately addresses the requirements of Form N-1A Item 16(f)(1)(vi).

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The Registrant acknowledges that:  (i) it is responsible for the adequacy of the disclosure in its filings; (ii) the Commission is not foreclosed from taking any action with respect to the filing; (iii) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

Please do not hesitate to contact me at the above number if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

/s/ Karen L. Skidmore

Karen L. Skidmore

Vice President and Secretary